Exhibit 10.9

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote omissions.

DATED 30th JUNE 2003

SKYEPHARMA INC

and

MUNDIPHARMA INTERNATIONAL HOLDINGS LIMITED

DISTRIBUTION AGREEMENT

THIS AGREEMENT is made on 30th June 2003

BETWEEN

(1)	SKYEPHARMA INC a company incorporated in California whose principal place of business is 10450 Sciences Center Drive, San Diego, California 92121 USA (“Skye”); and

(2)	MUNDIPHARMA INTERNATIONAL HOLDINGS LIMITED a company incorporated in Bermuda whose principal place of business is Mundipharma House, 14 Par-la-Ville Road, P.O. Box HM 2332, Hamilton HM JX, Bermuda (“Mundipharma”).

Recitals

(A)	Skye is the owner of certain Skye Technology (as defined below) and possesses expertise relating to the Product (as defined below), which may be useful in the treatment of cancer.

(B)	Mundipharma has, among other things, specialist knowledge and expertise in relation to the marketing and sale of pharmaceutical products.

(C)	Skye desires to grant and Mundipharma desires to acquire the exclusive right to market the Finished Product (as defined below) in the Territory (as defined below).

Operative Provisions

1	Definitions

1.1	In this Agreement the following words and expressions have the following meanings:

“Affiliate”	means any company, corporation, firm, individual, trust or other entity which controls, is controlled by or is under common control with a party to this Agreement, and for the purpose of this definition the term “control”

means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such firm, person, trust or company, whether through the ownership of voting securities, by contract or otherwise, or the ownership either directly or indirectly, including the ownership by trusts with substantially the same beneficial interests, of 50% or more of the voting securities (or, in relation to any country where ownership of more than 50% of the voting securities is prohibited by law, the maximum percentage permitted, provided such percentage is no less than 30%) of such company, corporation, firm, individual, trust or other entity;

“Applicable Laws”	means all laws, rules, regulations and codes of practice regarding the representation, promotion and marketing of the Finished Products in any jurisdiction in the Territory;

“Commercial Delivery”	means the date of the first commercial sale to a Third Party customer for commercial use or onsale of Finished Product in any country within the Territory following Regulatory Approval;

“Competing Product”	means a product (other than the Finished Product) available in a country in the Territory in which the Finished Product is sold by Mundipharma or its distributors which is indicated for use in the Field;

“Confidential Information”	means all confidential information, data and materials in whatever form disclosed by one party to the other or received in connection with this Agreement including, without limitation, the terms of this Agreement, Mundipharma’s marketing plans and Mundipharma’s sales forecasts, but excluding information:

(a) which, at the time of disclosure by one party to the other, is in the public domain;

(b) which, after disclosure by one party to the other, becomes part of the public domain by publication, except by breach of any obligation of confidentiality;

(c) which the receiving party can establish by competent proof was already in its possession at the time of its receipt and was not acquired directly or indirectly from the other party;

(d) which, after disclosure by one party to the other, was developed independently of the information received; or

(e) received from Third Parties who were lawfully entitled to disclose such information;

“EEA”	means the European Economic Area as at the Effective Date, together with any other countries joining the European Economic Area thereafter as from the date of their joining;

“Effective Date”	means the date of this Agreement;

“EMEA”	means the European Medicines Evaluation Agency or any successors thereto;

“FDA”	means The Food and Drug Administration of the United States of America or any successor thereto;

“Field”	means the intrathecal treatment of malignant disease (including without limitation lymphomatous meningitis and, if an approved indication, the treatment of neoplastic meningitis);

“Finished Product”	means Product presented in Vials, packaged and labelled for sale to end users;

“Force Majeure”	means in relation to either party, any cause affecting the performance of this Agreement or the Supply Agreement arising from or attributable to any acts, events, non happenings, omissions or accidents beyond the reasonable control of the party to perform and in particular but without limiting the generality thereof shall include strikes, lock outs, industrial action, civil commotion, riot, invasion, war, threat of or preparation for war, terrorist activity, fire, explosion, storm, flood, earthquake, subsidence, epidemic or other natural physical disaster, impossibility of the use of railways, shipping, aircraft, motor transport, or other means of public or private transport, failure or suspension of utilities, and political interference with the normal operation of either party;

“Improvements”	means any discovery, development, improvement, Know-How or Patent relating to the Product and/or the Field generated, conceived, reduced to practice or otherwise created during the Term by Skye (or any Affiliate or licensee of Skye);

“Intellectual Property”	means patents, trade marks, service marks, logos, trade names, rights in designs, copyright, utility models, rights in Know-How and other intellectual property rights, in each case whether registered or unregistered and including applications for registration, and all rights or forms of protection having equivalent or similar effect anywhere in the world;

“Know-How”	means all information, procedures, instructions, techniques, data, technical information, knowledge and experience (including, without limitation, toxicological,

pharmaceutical, clinical, non-clinical and medical data, health registration data and marketing data), designs, dossiers (including, without limitation, manufacturing assay and quality control dossiers) manufacturing formulae, processing specifications, sales and marketing materials and technology relating to or concerned with the Product and/or the Finished Product whether in written, electronic or other form including without limitation the Product Data and the Manufacturing Technology;

“Manufacturing Technology”	means all methods, processes, designs, data, procedures and other information relating to the manufacture of the Product, including without limitation final quality assurance procedures, manufacturing procedures, product and raw material specifications, formulation data and other technology related thereto;

“Marketing Authorisation”	means the approval by the EMEA numbered EU/1/01/187/001 permitting the commercial marketing of the Product in the countries of the Territory listed in Part A of Schedule VII for the intrathecal treatment of lymphomatous meningitis;

“Marketing Plan”	means the plan for the marketing, distribution and sale of the Finished Product in the Territory submitted to the Committee in accordance with Clause 4;

“Milestone Event”	means the event identified in Schedule III which triggers a one-off Milestone Payment;

“Milestone Payment”	means each one-off payment by Mundipharma to Skye identified in Schedule III which is triggered by a Milestone Event;

“Neoplastic Indication”	means the use of the Product for the treatment of neoplastic meningitis;

“Net Sales”	means total gross sales of Finished Product invoiced by Mundipharma, its Affiliates, sub-distributors and sub-licensees to Third Parties, less:

(a) transport, freight and insurance costs;

(b) sales and excise taxes and duties;

(c) normal and customary trade, quantity and cash discounts and rebates;

(d)      amounts repaid, discounted or credited by reason of (i) retroactive price reductions; (ii) discounts; or (iii) rebates which are, in any case, imposed upon Mundipharma, its Affiliates, sub-licensees or sub-distributors by any governmental or non-governmental body with the authority to impose such price reductions, discounts or rebates;

(e) billing errors; and

(f) amounts repaid or credited (other than in respect of outdated goods) for rejected, returned or recalled goods;

“Patents”	means any patent and patent application (including provisional and non-provisional applications) that may be issued or issue in any country, including all additions, divisions, confirmations, continuations-in-part, substitutions, re-issues, re-examinations, extensions, registrations, patent terms extensions, supplementary protection certificates and renewals of any of the above;

“Phase IV Trial”	means the phase IV clinical trial entitled Skye 0101-010;

“Pricing Approval”	means grant of all necessary pricing and reimbursement approvals by a regulatory, governmental or non-governmental authority in any country of the Territory;

“Product”	means the Depofoam formulation of cytarabine (a sustained release formulation of cytarabine (ara-C) a pyrimidine analogue (L01BC01));

“Product Data”	means all data, information or results generated in the performance of any clinical studies, non-clinical studies (including pharmacological and toxicological studies) or chemistry and analytical studies in respect of the Product conducted by or on behalf of either party whether before or after the Effective Date;

“Quarter”	means a three month period ending on the last day of March, June, September or December in any Year;

“Regulatory Approval”	means the grant of all necessary regulatory and governmental approvals by a regulatory authority or other governmental body required to sell the Finished Product in any country of the Territory including, without limitation, the Marketing Authorisation but excluding Pricing Approval;

“Regulatory Authority”	means any competent regulatory authority or other governmental body (for example, but not by way of limitation, the EMEA) responsible for granting Regulatory Approval in the Territory;

“Skye IP”	means all Intellectual Property owned by or in the possession or control of Skye at any time during the Term relating to the Product or Finished Product (including any Improvements);

“Skye Patents”	means those Patents set out in Schedule I and such other Patents as come into existence during the Term and relate to the Product or Finished Product (including any Improvements);

“Skye Technology”	means the Skye Patents and Skye IP;

“Supply Agreement”	means the agreement between Skye and Mundipharma Medical Company for the manufacture and supply of the Finished Product by Skye;

“Term”	means the term of this Agreement as set out in Clause 15;

“Territory”	means each of the countries and territories listed or referred to in Schedule VII;

“Third Party”	means any company, corporation, firm, individual or other entity but excluding a party to this Agreement or an Affiliate;

“Trade Marks”	means those trade marks registered or applied for set out in Schedule II and such other trade marks as are agreed between the parties from time to time;

“Vial”	means a [**] vial containing the Product; and

“Year”	means a calendar year.

1.2	In this Agreement, unless the context requires otherwise:

1.2.1	the headings arc included for convenience only and shall not affect the construction of this Agreement;

1.2.2	references to “persons” includes individuals, bodies corporate (wherever incorporated), unincorporated associations and partnerships;

1.2.3	words denoting the singular shall include the plural and vice versa;

1.2.4	words denoting one gender shall include each gender and all genders; and

1.2.5	any reference to an enactment or statutory provision is a reference to it as it may have been, or may from time to time be amended, modified, consolidated or re enacted.

1.3	The Schedules comprise part of and shall be construed in accordance with the terms of this Agreement. In the event of any inconsistency between the Schedules and the terms of this Agreement, the terms of this Agreement shall prevail.

2	Grant of Rights

2.1	Subject to the terms of this Agreement, Skye hereby exclusively appoints Mundipharma in the Territory to use, import, warehouse, market, distribute, sell and dispose of the Finished Product in the Field.

2.2	Skye hereby grants Mundipharma an exclusive licence to use the Trade Marks in relation to the use, import, warehousing, marketing, distribution, sale and disposal of Finished Product in the Field in the Territory for the Term of this Agreement.

2.3	Skye hereby grants Mundipharma an exclusive license to use all other Skye Technology in relation to the use, import, warehousing, marketing, distribution, sale and disposal of Finished Product in the Field in the Territory for the Term of this Agreement.

2.4	The term “exclusive” means to the exclusion of all others, including Skye and its Affiliates, except to the extent necessary to enable Skye to perform its specific obligations under this Agreement.

2.5	Skye shall not in the Territory during the Term:

2.5.1	grant any Third Party the right to use, import, warehouse, market, distribute, sell or dispose of the Product and/or Finished Product; or

2.5.2	either itself or through or with any Affiliate or Third Party actively conduct or participate in any use, importation, warehousing, marketing, distribution, sale or disposal of the Product and/or Finished Product, except as specifically permitted by this Agreement.

2.6	During the Term, Mundipharma has an exclusive right to use, import, warehouse, market, distribute, sell and dispose of Improvements in the Product and/or the Field in the Territory at no additional cost to Mundipharma. Skye shall promptly disclose all Improvements to Mundipharma.

2.7	Mundipharma may describe itself as an “Authorised Distributor” of Skye for the Finished Product in the Territory but shall not hold itself out as Skye’s agent for sales of the Finished Product or otherwise as being entitled to bind Skye in any way.

2.8	Mundipharma shall be entitled to conduct clinical research in respect of the Product. The results of any such research shall be Mundipharma’s property.

2.9	Mundipharma shall be entitled to use Skye’s Confidential Information in any submission to any Regulatory Authority regarding pricing or reimbursement and in any submission to the National Institute of Clinical Excellence in the UK (or any equivalent body elsewhere in the Territory), in each case insofar as it may be relevant

2.10

Mundipharma may sell the Finished Products through its Affiliates. Mundipharma may also sell the Finished Products through Third Party sales agents or sub-distributors upon obtaining the express prior written permission of Skye. Notwithstanding any such permission that may be granted by Skye, Mundipharma shall be and remain responsible in all respects for the acts and omissions of any Affiliate, sales agent or sub-distributor and those acts and omissions shall for the purpose of this Agreement be deemed the acts and omissions of Mundipharma. Mundipharma or its Affiliate shall consolidate all orders from any Affiliates, sales agents or sub-distributors.

2.11	In relation to Italy, the parties agree as follows:

2.11.1	Italy is currently excluded from the Territory as it is subject to an option held by a Third Party (“Option Holder”). Skye shall immediately notify Mundipharma in writing if that option is not exercised, is waived or lapses. Upon receipt of such notice by Mundipharma, Italy shall be automatically included in the Territory under this Agreement. If such notice is received:

(i)	before [**], Mundipharma shall pay [**] Euros (€[**]) to Skye within thirty (30) days of receipt of the notice;

(ii)	after [**] but before [**] Mundipharma shall pay [**] Euros (€[**]) to Skye within thirty (30) days of receipt of the notice; and

(iii)	if such notification is given on or after [**] [**] shall be due by Mundipharma to Skye in respect thereof.

2.11.2

Skye agrees not to offer the rights to Italy which would otherwise be licensed to Mundipharma under this Agreement to the Option Holder on terms which are in any material respect less favourable to Skye than the terms of this Agreement and the Supply Agreement, nor will Skye offer such rights to any other Third Party. For the avoidance of doubt, an offer shall be assessed on the basis of the Net Present Value (discounted at [**]%) of the financial terms relating to the rights to be granted to the Product.

2.11.3	Skye shall indemnify and hold harmless Mundipharma and its Affiliates against any claim by the Option Holder arising out of or in connection with the matters covered by this Clause 2.11.1 and 2.11.2.

2.12	Skye agrees to enter into good faith discussions with Mundipharma regarding the possibility of licensing the Product to Mundipharma in other countries of the world outside the Territory (other than South America and Australasia in which outstanding offers currently exist) which are available for licensing to Mundipharma.

3	Obligations

3.1	The Parties acknowledge that Skye is currently conducting the Phase IV Trial required by the FDA to maintain the lymphomatous meningitis indication. Skye shall, at its sole expense, use commercially reasonable efforts to:

(a)	conduct the Phase IV Trial, as may be amended by Skye from time to time in consultation with the FDA and EMEA, as may be applicable;

(b)	promptly prepare and submit any applications for Regulatory Approval with respect to the Neoplastic Indication with the EMEA provided the Phase IV Trial produces statistically significant results sufficient to support such a filing and is not terminated on safety grounds, and thereafter

(c)	maintain any such Regulatory Approvals.

For the avoidance of doubt, Skye shall be under no other or further obligation to Mundipharma in relation to obtaining Regulatory Approval of the Product in any part of the Territory for the Neoplastic Indication.

3.2	Skye shall:

3.2.1	use commercially reasonable efforts to maintain in full force and effect any Regulatory Approvals for the Product granted or issued to it, and to comply with all conditions attaching to such Regulatory Approvals;

3.2.2	manufacture and supply, or procure the manufacture and supply of, the Product in accordance with the Supply Agreement;

3.2.3	promptly provide Mundipharma with all information in its possession or otherwise coming to its attention relating to the occurrence of a serious adverse event or an adverse event (in any jurisdiction throughout the world) in connection with the Product;

3.2.4	promptly provide Mundipharma with all Product Data and other Know How in its possession or which is or becomes available to it during the Term which it is entitled to disclose which is relevant or useful to Mundipharma in performing its obligations under this Agreement; and

3.2.5	not make any voluntary change to any Regulatory Approval without Mundipharma’s prior written consent, not to be unreasonably withheld or delayed.

3.2.6	promptly provide Mundipharma with proofs of packaging and package inserts for the Finished Product and, subject to obtaining Mundipharma’s comments and receipt of Mundipharma’s artwork designs, promptly apply for Regulatory Approval of the same.

3.3	The appointment of Mundipharma, the acceptance of forecasts and orders for the Finished Product, the supply of the Finished Product to Mundipharma and the resale and distribution thereof by Mundipharma shall at all times be conditional on the Regulatory Approval for the Product being in force in the Territory.

In addition, Mundipharma’s obligations in respect of Clauses 3.4, 3.5 and 5.3 in any country in the Territory in any Marketing Year shall be subject to timely supply of Finished Product by Skye pursuant to the Supply Agreement and to Skye complying with its other material obligations under this Agreement in a timely way. In respect of any Marketing Year in any country of the Territory in which the exercise of any Third Party Intellectual Property rights materially prevents Mundipharma, its Affiliates, sub-licensees or sub-distributors from using, importing, warehousing, distributing, marketing, selling or disposing of Finished Product in that country of the Territory the parties shall agree in good faith a proportionate reduction in the minimum Net Sales in Clause 5.3 and, where relevant, an appropriate amendment to Mundipharma’s obligations under Clauses 3.4 and 3.5. If the parties cannot agree, an expert shall be appointed to resolve the issue pursuant to the dispute resolution procedure in Schedule VIII

3.4	Mundipharma shall:

3.4.1	use its commercially reasonable efforts to diligently obtain pricing and reimbursement approval at a level satisfactory to Mundipharma as soon as reasonably practicable after the Effective Date in each country of the Territory;

3.4.2	launch and achieve Commercial Delivery of the Product in each country of the Territory no later than [**] ([**]) months following pricing and reimbursement approval in that country at a level satisfactory to Mundipharma;

3.4.3	during the term of this Agreement, promote, market, sell and distribute the Finished Product to customers within the Territory and use its commercially reasonable efforts to satisfy the demand for the Finished Product throughout the Territory and to attempt to increase the demand for such Finished Product by, among other things, servicing customer accounts with reasonable frequency. Mundipharma shall be solely responsible for, and shall bear all costs associated with, all marketing activities related to the Finished Product in the Territory;

3.4.4	maintain adequate warehouse facilities and employ or procure a sufficient number of experienced, trained and qualified sales and marketing personnel to promote the sale of the Finished Product in the Territory and perform, or procure the performance of the activities set forth in the Marketing Plan;

3.4.5	maintain a reasonable inventory of Finished Product taking into account the shelf life of the Product to reasonably fulfil the requirements of its customers in the Territory;

3.4.6	maintain adequate records concerning the sale of the Finished Product as required by any applicable Regulatory Authority in the Territory;

3.4.7	submit advertising literature proposed to be used in connection with the sale of the Finished Product in the Territory to Skye at least [**] ([**]) business days in advance of its intended use of same to enable Skye to provide Mundipharma with comments within said [**] ([**]) business day period. Mundipharma shall ensure that all such advertising literature complies with all relevant codes of practice, regulations and laws and shall indemnify Skye in respect of any breach;

3.4.8	promptly provide Skye with all information in its possession or otherwise coming to its attention relating to the occurrence of a serious adverse event or an adverse event (in any jurisdiction throughout the world) in connection with the Product, and promptly forward to Skye information concerning any and all charges, complaints or claims reportable to any Regulatory Authority relating to the Product that may come to Mundipharma’s attention, and otherwise comply in all respects with the adverse drug event reporting and recall procedures set out or referred to in Schedule IV from time to time;

3.4.9	obtain and maintain all necessary licenses, permits, records and authorizations required by law in respect of the marketing, distribution and sale of the Finished Product in the Territory and observe and comply with all Applicable Laws; and

3.4.10	following receipt of Skye’s proofs of packaging and package inserts for the Finished Product pursuant to Clause 3.2.6, promptly provide its comments and artwork designs.

3.5	In connection with the promotion and marketing of the Finished Product Mundipharma shall:

3.5.1	observe and comply with such storage, stock control and operational practices and procedures as may be legally required in the Territory and as reasonably specified in writing by Skye from time to time;

3.5.2

market the Product throughout the Territory under the Trade Marks and all marketing materials for the Product shall display the Trade Marks. In addition, all packaging shall state that “Depocyte® is distributed by Mundipharma under an exclusive licence from SkyePharma Inc.”.

3.6	Mundipharma shall not actively market distribute and/or sell the Finished Product outside the Territory but may respond to passive sales enquiries from within the EEA.

3.7	For [**] ([**]) years from the first Commercial Delivery in the EEA or during the Term, whichever is shorter, Mundipharma shall not market, distribute or sell a Competing Product in the Territory. Thereafter during the Term, Mundipharma shall purchase no less than [**] per cent ([**]%) of its total requirement (being the sum of Finished Product and Competing Product) from Skye.

3.8	If Mundipharma receives a request from a customer located both outside the EEA and outside the Territory for supply of the Product and/or Finished Product, Mundipharma shall forward such request to Skye.

3.9	Nothing in this Agreement shall entitle Mundipharma to any right or remedy against Skye if the Product is sold in the Territory by any person outside the Territory other than by Skye or with Skye’s consent.

3.10	To the extent permissible by applicable law, Skye shall use commercially reasonable efforts to ensure that in the event that Skye grants exclusive marketing and distribution rights for the Finished Product to a Third Party outside the Territory, provisions having equivalent effect to those contained in Clauses 3.6 to 3.8 inclusive shall be included mutatis mutandis in any agreement for such grant of rights to such Third Party.

4	Committee

4.1	The Parties shall establish a committee (“Committee”) consisting of 4 individuals (“Committee Members”); 2 of whom shall be nominated by

Skye; and 2 of whom shall be nominated by Mundipharma. The Committee Members may be replaced by notice to the other Party and shall be appropriately qualified and experienced in order to make a meaningful contribution to Committee meetings.

4.2	The purpose of the Committee is to provide a forum for the Parties to share information and knowledge on the on-going development and marketing of the Product including, but not limited to, monitoring progress on clinical studies, reviewing clinical trial programmes, considering proposed marketing and promotional plans, reviewing market conditions and discussing any regulatory, technical, quality assurance or safety issues in relation to the Product. The Committee shall conduct its discussions in good faith with a view to operating to the mutual benefit of the Parties and in furtherance of the successful development and marketing of the Product.

4.3	The Committee shall meet as often as the Committee Members may determine, but in any event not less than 2 times per Year. The Committee may invite individuals with special skills to attend such meetings where considered to be relevant and appropriate. The quorum for Committee meetings shall be 2 Committee Members, comprising 1 Committee Member from each Party.

4.4	Mundipharma shall on or before 15 October of each Year thereafter provide the Committee with its Marketing Plan for the coming Year. Each Marketing Plan shall include, without limitation, Net Sales targets and projections with respect to sales force staffing levels, marketing research, physician education, marketing expenditure and advertising.

5	Product Supply

5.1	In consideration of the manufacture, packaging and supply of the Finished Product, Mundipharma agrees that the supply price under the

Supply Agreement shall be [**] Euros (€[**]) per Vial supplied to Mundipharma in any country of the Territory during the Term, subject to adjustment in accordance with the other terms of the Supply Agreement

5.2	Within 30 days of the end of each Quarter during the Term of this Agreement, Mundipharma shall send to Skye a statement setting out in respect of each country in the Territory in which Product is sold, details of Product sold during the previous Quarter itemised by presentation form, quantity, total gross receipts, itemised deductions which are applied to achieve the Net Sales figure and Net Sales of Product. The statement shall (where appropriate) show:

5.2.1	the total Net Sales for each country expressed both in local currency and in Euros and the conversion rate used; and

5.2.2	the total number of Vials sold in each country (less rejected, returned or recalled Vials other than those rejected, returned or recalled in connection with the expiry of the shelf life of the Vials).

5.3

Notwithstanding anything contained herein to the contrary, Mundipharma agrees that, by the end of the first period of 365 days following first Commercial Delivery of the Product (such period, and each subsequent 365 day period, being a “Marketing Year”), Mundipharma, together with its Affiliates, sub-licensees and sub-distributors, if any, shall achieve minimum Net Sales of Product in the Territory which, in the aggregate, shall not be less than [**] Euros (€[**]). In the next four Marketing Years, Mundipharma, together with its Affiliates, sub-licensees and sub-distributors, if any, shall achieve minimum aggregate Net Sales of Product in the Territory for each such Marketing Year of not less than the applicable amounts set out in Schedule V, depending on whether or not the Neoplastic Indication has been granted by the EMEA. In the event Mundipharma fails to achieve the minimum Net Sales requirements set forth in this Clause 5.3 during any Marketing Year, Mundipharma shall pay to Skye, within forty-five (45) days of the end of such Marketing Year, [**]% of the difference between actual Net Sales in the Territory during the Marketing Year and the minimum Net Sales applicable in that Marketing Year. In addition to the foregoing but subject to Clause 3.3, in the event Mundipharma fails to achieve the minimum Net Sales requirements set forth in this Clause 5.3 in any two consecutive Marketing Years Skye, in addition to any other rights or remedies available hereunder, may terminate this Agreement pursuant to Clause 16.1.1.

5.4	For the avoidance of doubt, Skye shall be liable for any Third Party royalty obligations existing at the date hereof relating to the Skye Technology.

5.5	The supply price specified in Clause 5.1 is for Finished Product supplied ex-works (as defined in Incoterms 2000) Lyon.

6	Payments

6.1	On signing, the non-creditable and non-refundable sum of [**] Euros (€[**]) in one lump sum shall become due from Mundipharma to Skye which shall be payable within ten (10) business days of the execution of this Agreement by the parties.

6.2

Upon occurrence of each Milestone Event, the corresponding non- creditable and non-refundable Milestone Payment shall become payable by Mundipharma to Skye. Mundipharma shall provide to Skye details of the basis of the calculation of Mundipharma’s ex-company price referred to in Schedule III. The Milestone Event relating to the Marketing Authorisation for the sale of the Product for the Neoplastic Indication shall be deemed to have occurred upon the grant to Skye of

EMEA Regulatory Approval for the Neoplastic Indication with no materially adverse restrictions, conditions or warnings beyond those relating to the existing indication.

6.3	Each Milestone Payment shall be due once only upon the first occurrence of the given Milestone Event.

6.4	Milestone Payments due under this Clause 6 shall be paid within the later of:

6.4.1	[**] ([**]) days from identification of the occurrence of the Milestone Event by Mundipharma; or

6.4.2	in respect of the Milestone Event relating to the Regulatory Approval for the Neoplastic Indication, [**] ([**]) business days from receipt by Mundipharma of a copy of such approval by the EMEA.

6.5	If the Marketing Authorisation is cancelled or permanently withdrawn, or if Mundipharma, its Affiliates, sub-licensees or sub-distributors are prevented from selling the Finished Product in any three of the following countries, UK, Germany, France, Spain and, if included within the Territory under this Agreement, Italy due to a final non- appealable judgment in respect of any infringement by the Skye Technology or the sale of Finished Product in accordance herewith of any Third Party Intellectual Property rights, no further Milestone Payments will be due and the sales minima and right to terminate this Agreement under Clause 5.3 shall cease to apply.

6.6

If (i) the Marketing Authorisation or other Regulatory Approval is suspended, temporarily withdrawn or materially varied; or (ii) any Third Party asserts any Third Party Intellectual Property rights which are reasonably likely to result in a court order; in either case, in a way which would have a material impact on Mundipharma’s ability (itself or through its Affiliates, sub-licensees or sub-distributors) to achieve its sales forecasts, or if a Regulatory Approval (other than the Marketing Authorisation) is cancelled or withdrawn or if a body responsible for pricing issues or prescribing guidance makes an adverse assessment or decision concerning the Product, the parties shall discuss in good faith a proportionate reduction in future Milestone Payments and also in the minimum Net Sales in Clause 5.3. If the parties are unable to agree upon such reduction, the dispute shall be referred to an expert pursuant to Schedule VIII.

6.7	In addition to any amounts payable by Mundipharma or its Affiliate pursuant to Clause 5.1, Mundipharma shall pay a royalty of:

6.7.1	[**] Euros (€[**]) per Vial of Finished Product supplied to Mundipharma Medical Company pursuant to the Supply Agreement within [**] days of the date of Skye’s invoice to Mundipharma Medical Company for such Vials; and

6.7.2	in the event that [**] per cent ([**]%) of Net Sales in a Quarter is greater than the number of Vials sold (less rejected, returned or recalled Vials other than those rejected, returned or recalled in connection with the expiry of the shelf life of the Vials) in that Quarter multiplied by [**] Euros (€[**]) Mundipharma shall pay the difference to Skye within [**] ([**]) days of the end of the Quarter.

6.8	If aggregate Net Sales of Mundipharma, its Affiliates, sub-licensees and sub-distributors in the Territory in any Marketing Year during the Term exceed [**] Euros (€[**]), Mundipharma shall pay an additional royalty of [**] per cent ([**]%) of the amount by which aggregate Net Sales in each such year exceed [**] Euros (€[**]). Such royalty shall be paid by Mundipharma within [**] ([**]) days of the end of the Marketing Year, supported by a royalty statement showing how the royalty has been calculated.

6.9	If at any time the continued performance of this Agreement ceases to be commercially profitable or would otherwise involve financial hardship for either party, the parties shall discuss in good faith ways of restructuring this Agreement with a view to restoring commercial profitability or removing the financial hardship.

7	Payment, Accounting, Audit Rights

7.1	Unless otherwise agreed between the parties, all payments to be made hereunder shall be made in Euros. Net Sales shall be determined in the currency in which the Product was sold and shall be converted into Euros using closing mid point published in the Financial Times for the last business day of the Quarter for which such payment is being determined.

7.2	Any amount payable under this Agreement shall be deemed to be exclusive of Value Added Tax, which shall be payable in addition, if applicable.

7.3	Mundipharma shall be entitled to deduct from its payments to Skye the amount of any withholding taxes required to be withheld and shall on Skye’s request provide proof of payment of such taxes.

7.4	Mundipharma shall maintain and shall procure the maintenance of accurate and up to date records and books of account showing the quantity, description and value of the Products supplied in each country of the Territory during the previous 6 years as well as details of the basis of calculation of Mundipharma’s ex-company price set out in Schedule III.

7.5

Mundipharma shall during business hours, on no less than 14 days’ notice from Skye and not more than once in any Year, make available for inspection the records and books referred to in Clause 7.4. Such inspection shall be undertaken by an independent auditor appointed by

Skye and reasonably acceptable to Mundipharma for the purpose of verifying the accuracy of any statement or report given by Mundipharma to Skye and/or the amount of royalties due.

7.6	Skye shall procure that any independent auditor appointed under Clause 7.5 shall maintain all information and materials received, directly or indirectly, by it from Mundipharma in strict confidence and shall not use or disclose the same to any Third Party, nor to Skye save for the sole purpose of reporting the results of the audit pursuant to this Clause.

7.7	In the event that an auditor appointed pursuant to this Clause concludes that there has been an underpayment or overpayment, Skye shall deliver to Mundipharma a copy of such auditor’s report. Any deficit payable by Mundipharma or any excess refundable by Skye shall be payable within 30 days of Mundipharma’s receipt of such report. The fees charged by such auditor shall be payable by Skye, provided that if the audit reveals that payments due to Skye for any Year have been understated by more than [**]%, the fees charged by such auditor shall be payable by Mundipharrna.

7.8	Should any amount not be paid pursuant to Clause 7.7 by either party on or before the due date for payment the non-payer shall pay to the other party in addition interest on such amount unpaid at the rate of [**]% above the base rate from time to time of the National Westminster Bank Plc and such interest shall be calculated and payable in respect of the period from the date such amount is due until the date payment in full is received in cleared funds by the payee.

8	Intellectual Property and Trade Marks

8.1	Except as set out in this Agreement, all right, title and interest in the Skye Technology shall belong to Skye and Mundipharma shall not have any right, title or interest in the Skye Technology.

8.2	Mundipharma shall:

8.2.1	use the Trade Marks in a manner which conforms to the reasonable directions and standards notified to it by Skye from time to time; and

8.2.2	not do anything which could, in Skye’s reasonable opinion, bring the Trade Marks or Skye into disrepute or otherwise damage the goodwill attaching to the Trade Marks.

8.3	Skye shall, at its own cost, take all steps required to maintain those registrations for the Trade Marks subsisting at the Effective Date, and prosecute any applications subsisting at the Effective Date for registration of the Trade Marks through to grant (including oppositions thereto) in the Territory.

8.4	Mundipharma may request that Skye use reasonable efforts to obtain trade mark registrations in respect of the Trade Marks, in classifications which cover the Finished Products, in any countries in the Territory. Skye shall promptly notify Mundipharma if it does not intend to make or pursue a trade mark registration in any of the countries in the Territory and Mundipharma shall thereafter be entitled to make applications for such trade mark registrations in its own name. For the avoidance of doubt this Clause shall not oblige Skye to obtain further trade mark registrations in Norway, Switzerland or at the Office for Harmonisation in the Internal Market, nor shall it oblige Skye to obtain trade mark registrations for the word “Depocyt”.

8.5	Mundipharma shall have the right during the Term to register domain names specific to the countries comprised in the Territory that incorporate the Trade Mark.

8.6	In the event that the trade mark Depocyte® is unavailable for the Finished Product in any country of the Territory, the parties shall, via the Committee consider an appropriate alternative trade mark for registration in that country or territory. Upon registration, such trade marks shall comprise part of the Trade Marks hereunder.

9	Representations and Warranties

9.1	Each of the parties warrants and represents that:

9.1.1	it has full power and authority and legal right to enter into this Agreement and perform the obligations under it;

9.1.2	the execution of this Agreement has been duly authorised by all necessary actions;

9.1.3	this Agreement is a legal and valid obligation, binding on each of the parties and enforceable in accordance with its terms; and

9.1.4	entry into and exercise of the respective rights and obligations under this Agreement do not, and will not, violate any provision of any agreement or other instrument or document to which it is party or affect or be in conflict with or result in the breach of or constitute a default under any such agreement, instrument or document.

9.2	Skye represents and warrants that as at the Effective Date:

9.2.1	to the best of its knowledge and belief the Skye Technology includes all Intellectual Property in the possession, custody or control of Skye which is reasonably necessary for the exploitation of the Product by Mundipharma in accordance with the terms of this Agreement;

9.2.2	it is the owner of, or has exclusive rights (for at least as long as the term of this Agreement) to, all of the Skye Technology in existence at the Effective Date, and is exclusively entitled to grant the rights granted under this Agreement;

9.2.3	to the best of its knowledge and belief there are no Third Party interests or rights in the Skye Technology that may prevent, encumber or restrict in any way the exercise by Mundipharma of the rights granted under this Agreement nor will Skye grant any such rights after the Effective Date;

9.2.4	to the best of its knowledge and belief no Third Party is infringing or has infringed the Intellectual Property rights in any of the Skye Technology;

9.2.5	at the date hereof, Skye has no notice, and is not aware, that the exercise of Mundipharma’s rights granted under this Agreement infringes or conflicts with any Third Party Intellectual Property rights and to the best of its knowledge and belief the exercise of Mundipharma’s rights granted under this Agreement will not infringe or conflict with any Third Party Intellectual Property rights and will not incur any obligation to any Third Party;

9.2.6	all renewal and maintenance fees and all steps necessary for the filing, prosecution and maintenance of the Skye Patents have been paid or taken;

9.2.7	at the Effective Date it is the holder of the Marketing Authorisation and to the best of its knowledge such Marketing Authorisation is not subject to any threatened or pending claim, challenge or review by any Third Party nor is there any pre- clinical or clinical data or correspondence with a Regulatory Authority which suggests that there may exist quality, toxicity, safety or efficacy concerns which may materially impair the utility or safety of the Product;

9.2.8	all information, data and Third Party notices in relation to adverse events, serious adverse events or recalls relating to or connected with the Product (in any jurisdiction throughout the world) and of which Skye is aware have been disclosed by Skye to Mundipharma; to the best of its knowledge and belief Skye has disclosed all information in its possession or control concerning the Products and the subject matter of this Agreement which would be material to a prudent distributor’s decision to enter into this Agreement.

9.3	Skye confirms and agrees that where its representations and warranties in Clause 9.2 are subject to its knowledge, belief or awareness, Skye shall be deemed to have carried out due and careful enquiries into the subject matter of those representations and warranties.

10	Liability, Insurance and Indemnities

10.1	Skye shall remain solely responsible for discharging creditors and for all Claims (as defined in this Clause 10) relating to the development, manufacture, sale and supply of the Product resulting from any act, default, transaction or circumstance occurring prior to the Effective Date (including claims or demands arising after the Effective Date to the extent they are based on events occurring prior to the Effective Date), and Skye shall indemnify and hold harmless Mundipharma and its Affiliates from and against any and all such Claims or part thereof arising in connection therewith.

10.2	Skye shall indemnify and hold harmless Mundipharma and its Affiliates from and against;

10.2.1	Claims arising from or in connection with Intellectual Property infringement proceedings with Third Parties in connection with the Skye Technology (except to the extent that the claim has arisen from Mundipharma’s use of the Skye Technology other than in accordance with this Agreement); and

10.2.2	Claims against Mundipharma arising from or in connection with death or personal injury except to the extent arising out of any breach of this Agreement or the Supply Agreement by Mundipharma or its Affiliates or out of any negligent act or omission of Mundipharma or its Affiliates or their employees in the course of their employment.

10.3	Mundipharma shall indemnify and hold harmless Skye from and against Claims arising from or in connection with:

10.3.1	the use, storage, marketing, distribution or sale of the Product by Mundipharma or its Affiliates to the extent that such Claims arise out of any breach of this Agreement or the Supply Agreement by Mundipharma or its Affiliates or out of any negligent act or omission of Mundipharma or its Affiliates or their employees in the course of their employment; and

10.3.2	death or personal injury to the extent arising out of any breach of this Agreement or the Supply Agreement by Mundipharma or its Affiliates or out of any negligent act or omission of Mundipharma or its Affiliates or their employees in the course of their employment.

10.4

Promptly after receipt by a party of any Claim or alleged claim or notice of the commencement of any action, administrative or legal proceeding, or investigation as to which an indemnity provided for in this Clause 10 may apply, the indemnified party shall give written notice to the indemnifying party of such fact. The indemnifying party shall have the option to assume the defence thereof by election in writing within thirty (30) days of receipt of such notice. If the indemnifying party fails to make such election, the indemnified party may assume such defence and the indemnifying party will be liable for reasonable legal and other expenses subsequently incurred in connection with such defence. The parties will co-operate in good faith in the conduct of any defence, provide such reasonable assistance as may be required to enable any Claim to be properly defended, and the party with conduct of the action shall provide promptly to the other party copies of all proceedings relating to such action.

10.5	Should the indemnifying party assume conduct of the defence:

10.5.1	the indemnified party may retain separate legal advisors in the event that it reasonably concludes that it may have defences available to it which are additional to, different from or inconsistent with those available to the indemnifying party, in which case the indemnifying party shall be liable for the indemnified party’s reasonable costs and expenses so incurred; and

10.5.2	the indemnifying party will not, except with the consent of the indemnified party (such consent not be unreasonably withheld or delayed), consent to the entry of any judgment or enter into any settlement (other than for the payment of damages by the indemnifying party, which includes as an unconditional term a release from the claimant to the indemnified party from all liability in respect of all claims).

10.6	The indemnified party shall not admit liability in respect of, or compromise or settle any such action without the prior written consent of the indemnifying party, such consent not to be unreasonably withheld or delayed.

10.7	Each party shall maintain, at its own cost, either

10.7.1	comprehensive product liability insurance and general commercial liability insurance. Such insurance shall be with a reputable insurance company and where reasonably possible (taking into account the availability of such insurance) shall be maintained for not less than 6 years following the expiry or termination of this Agreement; or

10.7.2	a reasonable level of self-insurance.

10.8	Any and all liability of Skye to Mundipharma arising in respect of Clauses 9,10.1 and 10.2.2 of this Agreement, shall be limited (except for death or personal injury caused by negligence) to [**] Euros (€[**]).

10.9	Any and all liability of Mundipharma to Skye arising in respect of Clause 10.3 of this Agreement shall be limited (except for death or personal injury caused by negligence) to [**] Euros (€[**]).

10.10	Notwithstanding anything contained in this Agreement or the Supply Agreement in no circumstance shall either party be liable to the other in contract, tort (including negligence or breach of statutory duty) or otherwise howsoever, and whatever the cause thereof, for any special, indirect or consequential loss or damage of any nature whatsoever.

10.11	Nothing in this Clause shall be construed as excluding or limiting the liability of either party or any of its officers, employees and agents to the other party for death or personal injury of any person resulting from the negligence of such persons.

10.12	In this Clause 10, “Claims” shall mean any and all claims, actions and demands made or brought by Third Parties, and all judgements, losses, damages, settlements, costs and expenses in connection therewith, including reasonable legal and expert fees incurred in defending such claims, actions and demands.

11	Confidentiality, Press Releases and Publications

11.1	Skye and Mundipharma undertake to each other to keep confidential, and to procure that their respective Affiliates, employees, directors, officers, contractors, lawyers and accountants (including those of their Affiliates) keep confidential, Confidential Information disclosed to it by or belonging to the other party, until it ceases to be Confidential Information.

11.2	Any Confidential Information received from the other party shall not be disclosed to any Third Party or used for any purpose other than as provided or specifically envisaged by this Agreement, unless it ceases to be Confidential Information.

11.3	The confidentiality and non-use obligations contained in this Agreement shall continue for the duration of this Agreement and for a period of [**] years after termination for any reason of this Agreement.

11.4	The parties shall consult with each other, in advance, with regard to the terms of all proposed press releases, public announcements and other public statements with respect to the transactions contemplated under this Agreement. The press release to be issued by the parties on execution of this Agreement shall be substantially in the form of the document set out in Schedule VI of this Agreement.

11.5	The Confidential Information may be disclosed by the other parties to the extent that such disclosure has been ordered by a court of law or directed by a governmental authority, provided that, wherever practicable, the party disclosing the Confidential Information has given sufficient written notice in advance to the other party to enable it to seek protection or confidential treatment of such Confidential Information, and may be disclosed only to the extent that such disclosure has been so ordered or directed.

12	Patents

12.1	Skye shall file, prosecute and maintain the Skye Patents, and meet all related costs and expenses.

13	Infringement of Third Party Rights

13.1	In the event of a party becoming aware that the exercise of either party’s rights and obligations pursuant to this Agreement are infringing or may infringe the rights of a Third Party, it will promptly so notify the other party and provide it with such details of the Third Party rights and the extent of the infringement as are known to it. Skye shall be entitled at its discretion to contest any such Third Party claim or proceedings or otherwise to take such steps to terminate any infringement or remedy the position and where necessary enter any Third Party licence agreement provided in each case that Mundipharma will lawfully be able to practice fully the rights and licenses granted hereunder. No later than [**] days from becoming aware of or receiving notification in relation to any infringement of the rights of a Third Party, Skye shall inform Mundipharma whether it intends to contest the claim or take such other steps necessary to terminate any infringement (including the negotiation of a Third Party licence agreement) and Mundipharma may thereafter contest any such Third Party claim or proceedings at its cost. If Skye does contest the claim or take steps to terminate any infringement it shall keep Mundipharma informed of its actions in this regard. If Skye enters into a Third Party licence agreement any Third Party royalties or licence fees incurred in this regard shall be borne by Skye.

13.2

Where Mundipharma has assumed responsibility for contesting any such Third Party claim or proceedings in accordance with Clause 13.1 (including the negotiation of a Third Party licence agreement), Mundipharma shall keep Skye reasonably informed of its actions in this regard and Skye will provide Mundipharma with all reasonable co-operation in connection with such actions. Without limitation this shall include Mundipharma furnishing Skye with drafts of any proposed Third Party licence agreement and Mundipharma seeking Skye’s approval to the terms of any such agreement. Mundipharma shall not enter into any such Third Party licence agreement without the prior written approval of Skye to such agreement (which shall not be unreasonably withheld or delayed). Skye shall reimburse Mundipharma’s reasonable costs in defending any such claim and any Third Party licence fees incurred in this regard and Mundipharma or its Affiliate shall be entitled to credit any Third Party royalties against payments due to Skye pursuant to Clauses 5 and 6 or under the Supply Agreement.

14	Infringement of Skye Technology

14.1	In the event that Mundipharma becomes aware of any actual or suspected infringement or misuse of the Skye Technology or an attack on its validity in the Territory it shall promptly notify Skye and provide it with all details thereof in its possession.

14.2	No later than [**] days from becoming aware of or receiving notification of any actual or suspected infringement or misuse of the Skye Technology or attack on its validity in the Territory, Skye shall inform Mundipharma whether it intends to institute or defend proceedings against the infringer or attacker.

14.3	Skye shall be entitled at its discretion to take such action to seek an abatement of such infringement, or to defend such attack on validity, as it sees fit, which may include the institution or defence of proceedings against the infringer or attacker. Mundipharma shall provide all such assistance at Skye’s cost and expense as Skye may reasonably require in the prosecution or defence of any such proceedings.

14.4	Any damages, award or settlement monies actually received by Skye in respect to such infringement and paid in compensation for sales lost by Mundipharma shall belong to Mundipharma, subject to such payments being treated as Net Sales and Skye deducting therefrom any payment it would be due had Mundipharma achieved such Net Sales. Any damages, award or settlement monies actually received by Skye in respect to such infringement and not paid in compensation for sales lost by Mundipharma shall belong to Skye.

14.5	Should in accordance with Clause 14.2 Skye notify Mundipharma that it does not intend to pursue any such infringement, Mundipharma may thereafter pursue such infringement. Any damages, award or settlement monies actually received by Mundipharma in respect to such infringement and paid in compensation for sales lost by Mundipharma shall belong to Mundipharma, subject to such payments (net of reasonable costs of pursuing the infringement) being treated as Net Sales and Mundipharma paying to Skye therefrom any payment which would be due to Skye had Mundipharma achieved such Net Sales. Any damages, award or settlement monies actually received by Mundipharma in respect to such infringement and not paid in compensation for sales lost by Mundipharma shall belong to Skye, save that Mundipharma shall be entitled to set off its reasonable costs in pursuing such infringement against such damages, award or settlement actually received by Mundipharma.

15	Term

15.1	This Agreement commences on the Effective Date and, subject to earlier termination in accordance with the provisions of Clause 16, shall continue in force for a period of fifteen (15) years and shall continue thereafter from year to year unless terminated by either party giving to the other no less than twelve (12) months prior written notice expiring on or after the fifteenth anniversary of the Effective Date.

16	Termination

16.1	Either party shall be entitled forthwith to terminate this Agreement by notice to the other if:

16.1.1	the other party commits a material or persistent breach of any obligation under this Agreement or the Supply Agreement, and in the case of a breach which is capable of remedy fails to remedy it within [**] days of receipt of notice from the first party of such breach and of its intention to exercise its rights under this Clause; or

16.1.2	a petition is presented, or a meeting is convened for the purpose of considering a resolution, or other steps are taken, for making an administration order against or for the winding up of the other party or an administration order or a winding up order is made against or a provisional liquidator is appointed with respect to the other party; or

16.1.3	an encumbrancer takes possession of, or a trustee or administrative receiver or similar officer is appointed in respect of, all or any material part of the business or assets of the other party, or distress or any form of execution is levied or enforced upon or sued out against any such assets and is not discharged within [**] days of being levied, enforced or sued out; or

16.1.4	the other party is unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 or becomes unable to pay its debts as they fall due or suspends or threatens to suspend making payments with respect to all or any class of its debts; or

16.1.5	any voluntary arrangement is proposed under section 1 of the Insolvency Act 1986 in respect of the other party; or

16.1.6	the other party proposes or makes any composition or arrangement or composition with, or any assignment for the benefit of, its creditors; or

16.1.7	anything analogous to any of the events described in Clauses 16.1.2 – 16.1.6, inclusive, occurs under the laws of any applicable jurisdiction; or

16.1.8	the other party ceases or threatens to cease to carry on the whole or any material part of its business.

16.2	Skye may terminate this Agreement with immediate effect if within [**] months of Skye having secured the appropriate variation to the Marketing Authorisation naming Mundipharma as distributor of the Finished Product in UK and Germany and subject to Skye having made launch stocks available within [**] ([**]) months of such variation in response to an order properly placed by Mundipharma under the Supply Agreement, first Commercial Delivery has not occurred in both those countries,.

16.3	Mundipharma shall be entitled forthwith to terminate this Agreement in the event of the Marketing Authorisation being cancelled or withdrawn for a period likely to exceed [**] ([**]) months or in the event of Mundipharma, its Affiliates, sub-licensees or sub-distributors being prevented from selling the Product in any three of the following countries, UK, Germany, France, Spain and, if included within the Territory under this Agreement, Italy by a final non-appealable judgement in respect of any infringement by the Skye Technology or the sale of Finished Product in accordance herewith of any Third Party Intellectual Property rights.

16.4	The termination or expiry of this Agreement shall not release either of the parties from any liability which at the time of termination or expiry has already accrued to the other party, nor affect in any way the survival of any other right, duty or obligation of the parties which is expressly stated elsewhere in this Agreement to survive such termination or expiry.

17	Consequences of Termination

17.1	On termination of this Agreement for any reason (and, if applicable, in respect of that country in respect of which termination occurs):

17.1.1	the licences and rights granted and appointments made under Clauses 2.1 and 2.2 shall terminate and Mundipharma shall (and shall procure that its Affiliates and sub-licensees shall) cease all activities licensed or appointed hereunder, subject to Clause 17.2;

17.1.2	the Supply Agreement shall be terminated;

17.1.3	the following provisions of this Agreement shall continue in full force and effect: this Clause 17 and Clauses 10 and 11;

17.1.4	Mundipharma shall return to Skye all Skye IP in its possession;

17.1.5	Mundipharma shall assign to Skye free of charge any domain name registrations it has registered pursuant to Clause 8.5 and any trade marks for which it has applied under Clause 8.6;

17.1.6	Mundipharma shall promptly transfer to Skye or its nominee insofar as it is able to do so, each and every Regulatory Approval (including but not limited to any pricing and reimbursement approval) relating to the Product, together with all communications with the relevant Regulatory Authorities, and all notes and record thereof.

17.2

In the event that this Agreement is terminated by Skye in accordance with Clause 16.1, Mundipharma and its Affiliates, sub-licensees and sub-distributors shall be entitled to continue to sell existing stocks of the Finished Product in the Territory for so long as necessary to sell all such stocks, provided that Mundipharma continues to make any payments due to Skye in respect of such sales in accordance with the provisions of this Agreement. Immediately upon notification from Skye, such post termination sales shall cease, subject to Skye assuming Mundipharma’s obligations to meet unfulfilled orders and acquiring all stocks of Finished Product held by Mundipharma, its Affiliates, sub-licensees and sub-distributors at the price paid for such stocks by Mundipharma’s Affiliate.

18	Force Majeure

18.1	Neither Party shall be entitled to terminate this Agreement or shall be liable to the other under this Agreement for loss or damages attributable to any Force Majeure, provided the party affected shall give prompt notice thereof to the other party. Subject to Clause 18.2, the party giving such notice shall be excused from all affected obligations hereunder for so long as it continues to be affected by Force Majeure.

18.2	If such Force Majeure continues unabated for a period of at least 90 days, the parties will meet to discuss in good faith what actions to take or what modifications should be made to this Agreement as a consequence of such Force Majeure in order to alleviate its consequences on the affected party.

19	Notices

19.1	Any notice or other document given under this Agreement shall be in writing in the English language and shall be given by hand or sent by prepaid airmail, by fax transmission or e-mail to the address of the receiving Party as set out in Clauses 19.3 below unless a different address or fax number has been notified to the other in writing for this purpose.

19.2	Each such notice or document shall:

19.2.1	if sent by hand, be deemed to have been given when delivered at the relevant address;

19.2.2	if sent by prepaid airmail, be deemed to have been given 7 days after posting; or

19.2.3	if sent by fax transmission be deemed to have been given when transmitted provided that a confirmatory copy of such facsimile transmission shall have been sent by prepaid airmail within 24 hours of such transmission.

19.3	The address for services of notices and other documents on the parties shall be:

To Mundipharma		To Skye

Address:	Mundipharma House, 14 Par-la-Ville Road, P.O. Box HM 2332, Hamilton, HM JX, Bermuda	Address:	10450 Sciences Center Drive, San Diego, California 92121 USA

Fax:	001 809 292 1472	Fax:	001 858 623 0376

Attention:	General Manager	Attention:	President 2

Copy To:	Christopher B. Mitchell Solicitors, 15 North Audley Street, London W1K 6W	Copy To:	Skye Legal Department, 105 Piccadilly, London W1V 9FN

Fax: +44 20 7408 0714		Fax: +44 20 7491 3338

20	Assignment and Change of Control

20.1	Each party shall have the right to sub-license, assign, license, transfer or delegate its rights or obligations under this Agreement in whole or in part to an Affiliate (for so long as such Affiliate remains an Affiliate). Subject to Clause 2.9, neither party shall, nor shall it purport to, assign, license, transfer, delegate or charge any of its rights or obligations under this Agreement to a Third Party without the prior written consent of the other, such consent not to be unreasonably withheld or delayed.

20.2	Should there be a material change in the ownership or a change in the control of the Mundipharma (and for the purpose of this Clause the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Mundipharma, whether through the ownership of voting securities, by contract or otherwise, or the ownership either directly or indirectly of 50% or more of the voting securities (or, in relation to any country where ownership of more than 50% of the voting securities is prohibited by law, the maximum percentage permitted, provided such percentage is no less than 30%) of Mundipharma), Skye may terminate this Agreement by not less than three (3) months written notice to the Mundipharma.

21	General Provisions

21.1	Nothing in this Agreement is deemed to constitute a partnership between the parties nor constitute either party the agent of the other party for any purpose.

21.2	If there is a disagreement between the Skye and Mundipharma on the interpretation of this Agreement or any aspect of the performance by either party of its obligations under this Agreement, the parties shall resolve the dispute in accordance with the dispute resolution procedure set out in Schedule VIII.

21.3	Each of the parties shall do execute and perform and shall procure to be done executed and performed all such further acts, deeds, documents and things as the other party may reasonably require from time to time to give full effect to the terms of this Agreement.

21.4	In performing any respective obligations under this agreement, each party shall comply with the Data Protection Act 1998, any notification requirements under the Data Protection Act 1998 and the Data Protection Principles specified in that Act and any equivalent legislation in the Territory.

21.5	Each party shall pay its own costs, charges and expenses incurred in connection with the negotiation, preparation and completion of this Agreement.

21.6	This Agreement and the Supply Agreement sets out the entire agreement and understanding between the parties in respect of the subject matter of this Agreement. This Agreement supersedes any heads of agreement which shall cease to have any further force or effect. It is agreed that:

21.6.1	no party has entered into this Agreement in reliance upon any representation, warranty or undertaking of the other party which is not expressly set out in this Agreement;

21.6.2	no party shall have any remedy in respect of misrepresentation or untrue statement made by the other party or for any breach of warranty which is not contained in this Agreement;

21.6.3	this Clause shall not exclude any liability for, or remedy in respect of, fraudulent misrepresentation.

21.7	No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of both parties.

21.8	Unless expressly agreed, no variation shall constitute a general waiver of any provisions of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation, and the rights and obligations of the parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied.

21.9	If and to the extent that any provision of this Agreement is held to be illegal, void or unenforceable, such provision shall be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement. In such event the parties shall negotiate with a view to finding the nearest permissible provision to that found to be illegal, void or unenforceable. If the parties have been unable to agree as to the provision or provisions to be substituted within two (2) months then the parties shall refer the question of the re-drafting of the Agreement to an expert under the dispute resolution procedure in Schedule VIII.

21.10	No failure or delay by either party in exercising any right or remedy provided by law under or pursuant to this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.

21.11	The rights and remedies of each of the parties under or pursuant to this Agreement are cumulative, may be exercised as often as such party considers appropriate and are in addition to its rights and remedies under general law.

21.12	This Agreement may be executed in any number of counterparts and by the parties on separate counterparts, each of which is an original but all of which together constitute one and the same instrument.

21.13	A person who is not a party to this Agreement, other than an Affiliate, shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

21.14	This Agreement and the relationship between the parties shall be governed by, and interpreted in accordance with, English law.

21.15	Each of the parties agree that the courts of England are to have exclusive jurisdiction to settle any dispute (including claims for set off and counterclaims) which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by, this Agreement or otherwise arising in connection with this Agreement and for such purposes irrevocably submit to the jurisdiction of the English courts.

AS WITNESS the hands of the parties or their duly authorised representatives the day and the year first above written

SIGNED for and by behalf of	)	/s/ Michael R.D. Ashton
SKYEPHARMA INC	)
)
Michael R.D. Ashton
Print Name

SIGNED for and by behalf of	)	/s/ James M. Keyes
MUNDIPHARMA INTERNATIONAL	)
HOLDINGS LIMITED	)
James M. Keyes
Print name

SCHEDULE I

PATENTS

Patent entitled “[**]”

Country	Filing date	Application no.	Grant date	Publication no.	Status
Norway	[**]	[**]	[**]	[**]	[**]
Sweden	[**]	[**]	[**]	[**]	[**]
Italy	[**]	[**]	[**]	[**]	[**]
Luxembourg	[**]	[**]	[**]	[**]	[**]
Netherlands	[**]	[**]	[**]	[**]	[**]
Portugal	[**]	[**]	[**]	[**]	[**]
United Kingdom	[**]	[**]	[**]	[**]	[**]
Denmark	[**]	[**]	[**]	[**]	[**]
Belgium	[**]	[**]	[**]	[**]	[**]
Ireland	[**]	[**]	[**]	[**]	[**]
Germany	[**]	[**]	[**]	[**]	[**]
EPO	[**]	[**]	[**]	[**]	[**]
Spain	[**]	[**]	[**]	[**]	[**]
Finland	[**]	[**]	[**]	[**]	[**]
France	[**]	[**]	[**]	[**]	[**]
Austria	[**]	[**]	[**]	[**]	[**]
Greece	[**]	[**]	[**]	[**]	[**]
Switzerland	[**]	[**]	[**]	[**]	[**]
Liechtenstein	[**]	[**]	[**]	[**]	[**]

SCHEDULE II

TRADE MARKS

No.	Owner	Trade Mark	Country	Class(s)	Reg/App No.	Status
1.	[**]	[**]	[**]	[**]	[**]	[**]
2.	[**]	[**]	[**]	[**]	[**]	[**]
3.	[**]	[**]	[**]	[**]	[**]	[**]
4.	[**]	[**]	[**]	[**]	[**]	[**]

SCHEDULE III

MILESTONE PAYMENTS

Mundipharma shall pay Skye the following one-off milestone payments.

No.	Milestone Event	Milestone Payment
1.	Commercial Delivery for use in the intrathecal treatment of lymphomatous meningitis in each of UK, Germany, France and Spain provided Mundipharma’s ex-company price for the Finished Product in the relevant country is equal to or greater than €[**] per Vial.	€[**] per country

2.	Subject to the inclusion of Italy within the Territory pursuant to Clause 2.11, Commercial Delivery for use in the intrathecal treatment of lymphomatous meningitis in Italy provided Mundipharma’s ex-company price for the Finished Product in Italy is equal to or greater than €[**] per Vial.	€[**]

3.	Grant to Skye of EMEA marketing approval for use of the Product in the Neoplastic Indication.	€[**]

4.	Subject to the inclusion of Italy within the Territory pursuant to Clause 2.11, grant to Skye of EMEA marketing approval for use of the Product in the Neoplastic Indication.	€[**]

5.	Commercial Delivery for use in the Neoplastic Indication in each of UK, Germany, France and Spain provided Mundipharma’s ex-company price for the Finished Product in the relevant country is equal to or greater than €[**] per Vial.	€[**] per country

6.	Subject to the inclusion of Italy within the Territory pursuant to Clause 2.11, Commercial Delivery for use in the Neoplastic Indication in Italy provided Mundipharma’s ex-company price for the Finished Product in Italy is equal to or greater than €[**] per Vial.	€[**]

SCHEDULE IV

ADVERSE EVENTS REPORTING PROCEDURE

Objective

To enable Skye to regularly update the safety profile of its procedures, and to ensure fulfilment of the regulatory obligations of Mundipharma and Skye in their respective territories with regard to timely submissions of individual adverse event reports.

Definitions

“Adverse Event” (or experience) - (“AE”): Any undesirable experience occurring following administration of a medical product. An adverse event does not necessarily have a causal relationship with the treatment.

“Adverse Drug Reaction/Adverse Reaction” - (“ADR”): A reaction (it implies a causal relationship) to a drug which is harmful and unintended and which occurs at doses normally used in man for the prophylaxis, diagnosis, or treatment of disease, or the modification of physiological function.

A reaction is characterised by the fact that a causal relationship between the drug (medicinal product) and the occurrence is suspected, i.e. judged possible by the reporting or reviewing health-care professional. If a reaction is spontaneously reported, this usually implies a positive judgement from the reported unless the reporter explicitly gives a negative judgement on the causal relationship.

“Health Professional”: Medically-qualified doctors, coroners, dentists, pharmacists and nurses.

“Serious adverse event” - (“Serious AE”): Any event occurring at any dose that is:

•	fatal

•	life threatening

•	disabling

•	incapacitating

•	results in, or prolongs hospitalisation

•	necessitates medical or surgical intervention to prevent permanent impairment or damage

•	a congenital anomaly/birth defect

•	in the opinion of a physician, is of major clinical significance

“Unexpected adverse event” – (“Unexpected AE’) Any event which is not mentioned in the local data sheet/SPC

Procedure

Any employee of Mundipharma receiving information on AEs or other data regarding the safety of the Product will forward that information immediately to an appropriate person (the Nominated Contact) appointed by Mundipharma for review/handling of safety data.

The Nominated Contact will forward reports of:

•	Serious AEs or potentially Serious AEs to Skye within 1 working day of receipt of the information by Mundipharma.

•	Non-serious AEs to Skye within ten (10) working days of receipt of the information by Mundipharma

AE reports should be sent by fax to:

Pharmacovigilance Department,

SkyePharma Inc.

Clinical Safety Manager

Phone: +1 858 625 2414 ext 3162

Fax: +1 858 625 0804

Prompt forwarding to Skye is necessary to allow sufficient time for processing of the report and notification to other markets and if appropriate regulatory authorities. Information to be forwarded is specified in Attachment A and should be provided in English. An internationally recognised adverse event report form (e.g. CIOMS I form) which supplies the information specified in Attachment A may be used.

NB:	Forwarding of reports of AEs should not be delayed while awaiting further information. The report should identify, the nature of the AE and source of report. If additional information is expected, this should be stated on the initial report. A follow-up report should be made as soon as the additional information is available. If there is any question as to whether an AE meets the criteria of a Serious AE, the AE report will be forwarded to Skye as a Serious AE.

Skye will acknowledge the receipt of the AE report, and provide their internal reference number to quote on any future exchange of correspondence. If acknowledgement is not received within 2 working days, the original fax should be resent by Mundipharma.

Follow-up Reports

Forwarding of an AE report should not be delayed while further information is awaited. If all the necessary details are not available at the time that the initial report is forwarded, the Nominated Contact will make further contact by telephone, correspondence or personal visit to the reporter to obtain the missing information. When serious reports originate from pharmacists, nurses or consumers, efforts should be made to obtain further information about the case from the physician responsible for the patient.

Any additional information, including final outcome, will be forwarded to Skye as an addendum or ‘follow-up’ to the original report. This follow-up information should be identified with Skye’s reference number.

Submission of reports to Regulatory Authorities

Reports originating in the Territory

Skye is responsible for submitting AE reports to the EMEA and in other countries where it holds the Regulatory Approval. Mundipharma shall be responsible for submitting AE reports in countries where it holds the Regulatory Approval. A copy of all correspondence with the Regulatory Authority will be submitted to the other party.

Reports originating in territories other than the Territory

Skye will notify Mundipharma of any serious unexpected foreign reports for information. Where Mundipharma is holder of the Regulatory Approval Mundipharma will submit the report to the local Regulatory Authority if appropriate. Where Skye is the holder of the Regulatory Approval, notification will be by copy of the report submitted to the Regulatory Authority.

The activities of both parties summarised below.

Mundipharma

•

Nominates an appropriate person for receipt of safety information (Nominated Contact, NC). All information received by Mundipharma to be directed by the NC. The NC is Skye’s contact for Safety matters.

•	NC is responsible for safety data collection and follow up for Mundipharma territories

•	NC completes an Adverse Event form for any Adverse Event/safety related issue associated with the Product and FAXES the form to the address set out above within the time limits set out above.

•	Submits report to the local Regulatory Authority according to local requirements where it holds the Regulatory Approval.

•	Follows-up report to obtain further details, medical confirmation, and forwards additional information (identified with Skye reference number) to Skye.

Skye

•	Acknowledges receipt of report, advising reference number assigned.

•	Maintains a database of Adverse Event reports.

•	Copies Mundipharma on any correspondence with the Regulatory Authorities in the Territory.

•	Notifies Mundipharma of serious unexpected reports received from outside the Territory either directly, or by copy of notification to the regulator in the Territory.

•	Notifies other markets of serious unexpected reports and submits relevant reports to regulators in those markets, according to their requirements.

•	Notifies details of all non-serious Adverse Events.

•	On reasonable request from Mundipharma provides summaries of reports as line listings and obtains further details, medical confirmation and forwards to Mundipharma.

Attachment A

Adverse Event Reports - Data Elements

General

•	Local identification number

•	Date of receipt

•	Reporter details, i.e. Health Professional (physician/pharmacist, nurse, consumer)

Patient details

•	Identification (initials)

•	Age (date of birth if known)

•	Sex

•	Race

•	Hospital number if applicable

•	Relevant medical history

•	Relevant diagnostic tests

Adverse event

•	Description of event, diagnosis where possible

•	Onset date (or time to onset if date not known)

•	Time to onset if less than 24 hours

•	Outcome

•	Relationship to suspect product, in the opinion of the reporting Health Professional Treatment given, if any

•	Information on dechallenging/rechallenge (if applicable)

Suspect Product

•	Name of product

•	date treatment started; date treatment stopped (or duration of treatment if dates not know)

•	Dose and route of administration

•	Reason for use

•	Batch No

Concomitant medication (or any medication given in previous month)

•	Name

•	Date started; date treatment stopped (or duration of treatment and temporal relationship to AE if dates not know)

•	Dose and route of administration

•	Reason for use

Product Recall

In the event Skye is required or voluntarily decides to initiate a recall, withdrawal or field correction of the Product, Skye shall notify Mundipharma and provide a copy of its proposal, including the recall letter, for review prior to initiation of such action and the parties shall fully consult and cooperate with each other concerning the need for such a recall and in order to develop and execute a recall plan, as necessary. In conjunction with such recall, Mundipharma shall assist, at Skye’s sole discretion and expense, in the investigation to determine the cause and extent of the problem.

In the event that Mundipharma independently believes that a recall, withdrawal or field correction of the Product may be necessary or appropriate, Mundipharma shall notify Skye of Mundipharma’s belief, and the parties shall fully cooperate with each other concerning the necessity and nature of such action.

All coordination of any recall or field correction activities involving Product shall be handled by Skye, in cooperation with Mundipharma, whether or not such action was initially requested by Mundipharma.

In the event that any Product is recalled as a direct result of the negligent or intentionally wrongful acts or omissions of Mundipharma or its representatives, then Mundipharma shall bear all of the costs and expenses of such recall, including expenses related to communications and meetings with all required Regulatory Authorities, expenses of replacement stock, the cost of notifying customers and costs associated with shipment of recalled Product from customers and shipment of an equal amount of replacement Product to those same customers. In the event that any Product is recalled as a direct result of the negligent or intentionally wrongful acts or omissions of Skye or its representatives or as a result of Product misbranding or failure to meet Specification, then Skye shall bear all of the costs and expenses of such recall, including expenses related to communications and meetings with all required Regulatory Authorities, expenses of replacement stock, the cost of notifying customers and costs associated with shipment of recalled Product from customers and shipment of an equal amount of replacement Product to those same customers. To the extent that the reason for any recall of Product hereunder is in part the responsibility of Skye and in part the responsibility of Mundipharma or is not due to the fault of either Party, then the expenses shall be allocated in an equitable manner between the parties.

SCHEDULE V

MINIMUM NET SALES

A.	Neoplastic Indication not granted by EMEA

Marketing Year	Minimum Aggregate Net Sales in Territory (millions)
[**]	€[**]
[**]	€[**]
[**]	€[**]
[**]	€[**]

B.	Neoplastic Indication granted by EMEA by the end of Year 2

Marketing Year	Minimum Aggregate Net Sales in Territory (millions)
[**]	€[**]
[**]	€[**]
[**]	€[**]
[**]	€[**]

C.	Neoplastic Indication granted by EMEA by the end of Year 3

Marketing Year	Minimum Aggregate Net Sales in Territory (millions)
[**]	€[**]
[**]	€[**]
[**]	€[**]
[**]	€[**]

If the Neoplastic Indication is not granted by the end of Year [**] the minimum Net Sales will be as set out in Section A above.

Not For release - DRAFT 4

** June, 2003

European marketing rights for DepoCyte®

Licensed to Mundipharma International Holdings Limited

LONDON, ENGLAND, June **, 2003 – SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) announced today that it had reacquired the European marketing and distribution rights for DepoCyte®, a treatment for lymphomatous meningitis, and relicensed exclusive marketing and distribution rights for the product to Mundipharma International Holdings limited (“Mundipharma”) for most European countries.

Under the terms of the agreement, Mundipharma will pay SkyePharma €4.25 million on signature plus additional milestone payments that may amount in total to €10.75 million. SkyePharma will manufacture the drug at its San Diego facility and supply to Mundipharma associates at an agreed transfer price. Mundipharma will also pay SkyePharma an additional royalty on sales above an agreed threshold.

SkyePharma’s chief executive officer, Michael Ashton, said “We are delighted to have found in Mundipharma a partner which can bring the focused marketing and sales support needed for a specialist product like DepoCyte®. Mundipharma shares our view that lymphomatous meningitis is both under-diagnosed and under-treated and that DepoCyte® offers great potential to bring relief of suffering from this devastating complication of cancer. We look forward to working together.”

DepoCyte® (known as DepoCyt® in the USA) is a sustained release injectable formulation of cytarabine and is approved in both the USA and Europe for the treatment of lymphomatous meningitis, a serious late-stage complication of lymphoma, a form of cancer affecting the lymphatic system. Lymphomatous meningitis is a subset of neoplastic meningitis (see explanation below). Cytarabine is known to be an effective treatment for neoplastic meningitis but is rapidly metabolised and so patients require spinal (intrathecal) injections every two days. SkyePharma’s proprietary DepoFoam™ delivery technology encapsulates cytarabine in water solution within minute particles of lipid. After injection, these particles gradually degrade, prolonging the release of the drug and extending the period between injections to two weeks. This brings quality of life benefits to the patient and also savings in hospital costs. Furthermore, maintenance of sustained higher levels of cytarabine in the cerebrospinal fluid may also prolong the time to neurological progression.

Lymphomatous meningitis is a comparatively uncommon condition with approximately 10,000 cases reported worldwide each year. Consequently DepoCyt® has been granted “Orphan Drug” status in the USA. SkyePharma is currently conducting a Phase IV study, the data from which will be submitted in applications to the PDA and EMEA to expand the treatment indication for DepoCyt®/DepoCyte® to neoplastic meningitis associated with solid tumours. This is a more common condition and would increase the number of patients eligible for treatment with DepoCyt®/DepoCyte® approximately threefold.

DepoCyt® was approved by the US Food & Drug Administration in April 1999 and is marketed in North America by Enzon Pharmaceuticals. Rights in Japan were licensed to

Nippon-Sbinyaku in 2001 although the product is not yet on the market. DepoCyte® was approved by the European Medicines Evaluation Authority in August 2001. European marketing and distribution rights for DepoCyte® were licensed to Elan Pharmaceuticals (“Elan”) in June 2001 but following Elan’s decision not to proceed with the planned establishment of an oncology sales force, SkyePharma has reacquired these European rights for a nominal amount.

Notes to Editors

About SkyePharma

SkyePharma PLC uses its world-leading drug delivery technology to develop easier-to-use and more effective formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs can be addressed by one of the Company’s proprietary technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit http://www.skyepharma.com.

About neoplastic meningitis

In many forms of cancer, secondary tumours (metastases) form in the meninges, the membrane that surrounds the brain and spinal cord. From autopsy data, neoplastic meningitis affects up to 20% of all cancer patients (Posner, Neurological Complications of Cancer 1995) but the condition is only diagnosed in 4-7% of cancer patients. The symptoms are pain and progressive neurological deterioration and few patients survive more than a few months, either from neurological dysfunction or from the primary tumour. The goal of therapy for neoplastic meningitis is palliation, not cure. The principal treatments are normally radiotherapy and chemotherapy to clear the cerebrospinal fluid of malignant cells and to prevent or slow recurrence. Most cytotoxic drugs do not cross the blood-brain barrier so the main chemotherapy treatments are methotrexate or cytarabine, injected intrathecally. These drugs reduce pain and slow neurological degradation but have the disadvantage of short half-lives that require frequent injections.

About DepoFoam™

DepoFoam™ is SkyePharma’s proprietary sustained release injectable delivery technology. This is fully commercialised and approved by regulatory agencies in both the USA and Europe. DepoFoam™ consists of tiny lipid-based particles which contain discrete water-filled chambers dispersed through the lipid matrix. The particles are 10-30 microns in diameter and are suspended in saline. The suspension resembles skimmed milk and can be injected through a fine needle. The water-filled chambers containing active drug account for most of the weight of the particles. The lipids are naturally occurring substances (or close analogues) such as lecithin and triglycerides. The small amount of lipid is cleared rapidly in the body as the particles deliver their drug payload over a period that can be modified from 1 to 30 days. For example in DepoCyt®/DepoCyte® the circulating half-life of the drug cytarabine is increased from 3.4 hours to 141 hours.

About Mundipharma

The Purdue/Mundipharma/Napp independent associated companies are privately owned companies and joint ventures covering the world’s pharmaceutical markets. The companies have particular expertise in bringing to patients the benefits of novel drug delivery systems such as those used to enhance medicines for the relief of severe pain.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, which are described in SkyePharma’s 20-F and other documents on file with the SEC. These include without limitation risks in obtaining and maintaining regulatory approval for existing, new or expanded indications for DEPOCYT® and other regulatory risks, risks relating to SkyePharma’s ability to manufacture pharmaceutical products on a large scale, risks that customer inventory will be greater than previously thought, risks concerning SkyePharma’s ability to manage growth, market a pharmaceutical product on a large scale and integrate and manage an internal sales and marketing organization and maintain or expand sales and market share for DEPOCYT®, risks relating to the ability to ensure regulatory compliance, risks related to the research, development and regulatory approval of new pharmaceutical products, risks related to research and development costs and capabilities, market acceptance of and continuing demand for SkyePharma’s products and the impact of increased competition, risks associated with anticipated top and bottom line growth and the possibility that upside potential will not be achieved, competitive products and pricing, and risks associated with the ownership and use of intellectual property rights. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

For further information please contact:

SkyePharma PLC	+44 207 491 17777

Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications

Sandra Haughton, US Investor Relations	+1 212 753 5780

Buchanan Communications	+44 207 466 5000
Tim Anderson / Nicola How

SCHEDULE VII

THE TERRITORY

Territory for DepoCyte

Part A

Belgium
Germany
France
Luxembourg
Sweden
Netherlands
Denmark
Ireland
United Kingdom
Greece
Spain
Portugal
Austria
Finland

Part B

Cyprus
Czech Republic
Estonia
Hungary
Latvia
Lithuania
Malta
Poland
Slovakia
Bulgaria
Romania
Former Soviet Union
Norway
Switzerland
Iceland
Liechtenstein
Slovenia

SCHEDULE VIII

DISPUTE RESOLUTION

1.	Representatives of the parties will, within 14 days of receipt of a written request from either party to the other, convene a meeting of the Committee to discuss in good faith and try to resolve the disagreement without recourse to legal proceedings.

2.	If resolution does not occur within 7 days after meeting, the matter shall be escalated for determination by the respective Chief Executive Officer of the parties who may resolve the matter themselves or by agreement jointly appoint a mediator or independent expert to do so.

3.	Nothing in this Agreement restricts either party’s freedom to seek urgent relief to preserve a legal right or remedy, or to protect a proprietary trade secret or other right.

Appointment of an Expert

4.	In the event that the Chief Executive Officers agree to resolve a dispute by referral to an expert (“Referral Notice”) or in the event of one party wishing to refer a matter under Clause 3.3, 6.6 or 21.9 of the Agreement to an expert the following procedure shall be followed.

4.1	The dispute or matter shall be determined by a single independent impartial expert who shall be agreed between the parties or, in the absence of agreement between the parties within 30 days of the service of a Referral Notice, be appointed by the Association of the British Pharmaceutical Industry or any successor thereto, or such other competent body agreed by the parties.

4.2	30 days after the appointment of the expert pursuant to paragraph 4.1 both parties shall exchange simultaneously statements of case in no more than 10,000 words, in total, and each side shall simultaneously send a copy of its statement of case to the expert.

4.3	Each party may, within 30 days of the date of exchange of statement of case pursuant to paragraph 4.2, serve a reply to the other side’s statement of case in no more than 10,000 words. A copy of any such reply shall be simultaneously sent to the expert

4.4	Subject to paragraph 4.6 there shall be no oral hearing. The expert shall issue his decision in writing to both parties within 30 days of the date of service of the last reply pursuant to paragraph 4.3 above or, in the absence of receipt of any replies, within 60 days of the date of exchange pursuant to paragraph 4.2.

4.5	The seat of the dispute resolution shall be the normal place of residence of the expert.

4.6	The expert shall not have power to alter, amend or add to the provisions of this Agreement, except that the expert shall have the power to decide all procedural matters relating to the dispute, and may call for a one day hearing if desirable and appropriate.

4.7	The expert shall have the power to request copies of any documents in the possession and/or control of the parties which may be relevant to the dispute. The parties shall forthwith provide to the expert and the other party copies of any documents so requested by the expert

4.8	The decision of the expert shall be final and binding upon both parties except in the case of manifest error. The parties hereby exclude any rights of application or appeal to any court, to the extent that they may validly so agree, and in particular in connection with any question of law arising in the course of the reference out of the award.

4.9	The expert shall determine the proportions in which the parties shall pay the costs of the expert’s procedure. The expert shall have the authority to order that all or a part of the legal or other costs of a party shall be paid by the other party.

4.10	All documents and information disclosed in the course of the expert proceedings and the decision and award of the expert shall be kept strictly confidential by the recipient and shall not be used by the recipient for any purpose except for the purposes of the proceedings and/or the enforcement of the expert’s decision and award.